                                                                       EXHIBIT 1


                                                                     JACADA LTD.

NEWS RELEASE



                    JACADA REPORTS 2002 THIRD-QUARTER RESULTS

      Cash and investments maintained at $41.5 million, New products added


ATLANTA, OCTOBER 24, 2002 - Jacada Ltd. (Nasdaq: JCDA), the leading provider of legacy extension, integration and emulation solutions, today reported third-quarter 2002 results, which are in line with analysts' expectations.

         Total revenue for the 2002 third quarter was $4.6 million, compared to $5.3 million in the 2002 second quarter. Software license revenue was $1.8 million, compared to $2.2 million in the 2002 second quarter. Service and maintenance revenues were $2.8 million in the 2002 third quarter, compared to $3.1 in the 2002 second quarter.

         Gross margin for the 2002 third quarter was $3.6 million, or 78% of total revenues, compared to $4.1 million, or 77% of total revenues, in the 2002 second quarter. Net loss for the quarter, including non-recurring charges, was $1.3 million, or $(0.07) per share, compared to a net loss of $1.2 million, or $(0.07) per share, in the 2002 second quarter. Net loss for the quarter, excluding $0.7 million of non-recurring charges, consisting of restructuring costs, was $0.6 million, or $(0.03) per share. At the end of the 2002 third quarter, cash and investments were $41.5 million, relatively unchanged from the end of the 2002 second quarter.

         In the nine-month period ended September 30, 2002, total revenue was $16.0 million; gross margin was $12.3 million, or 77% of total revenues; and net loss was $3.4 million, or $(0.18) per share.

         In the three and nine month periods ended September 30, 2001, total revenue was $5.2 million and $19.7 million, respectively; gross margin was $3.4 million and $14.3 million, respectively; and net loss was $4.1 million, or $(0.22) per share, and $6.2 million, or $(0.33) per share, respectively.

         "Even when faced with difficult market conditions, we are pleased that we were able to meet or exceed many of our financial and operational objectives this quarter," commented Gideon Hollander, CEO of Jacada.

         Hollander continued, "Due to our restructuring efforts and management's focus on cost control, we contained our net losses, excluding restructuring charges, to $0.6 million. We have been able to

                                                                     JACADA LTD.



maintain our strong cash position, which has remained relatively unchanged for the past 12 months during challenging market conditions."

         "Looking forward, we expect to continue seeing longer procurement cycles and smaller average deal sizes to remain the buying pattern. As a result, we have implemented new e-marketing strategies to reach a broader market in a more cost-effective way," said Hollander. "We are pleased with initial results and expect these efforts to gain momentum."

         "Overall, we believe Jacada's operational strength, management capability, and balance sheet place the Company in a strong position to further expand our market share and emerge an even stronger competitor as business and economic conditions improve," Hollander added.

         "In line with this strategy to maintain and expand our leadership position within the legacy market and become a one-stop-shop for all legacy access and integration needs, our goal is to continue adding new products to our existing suite," said Hollander. "We are pleased that we have already introduced two such products within the last 90 days."

         In August, Jacada acquired Anota Ltd., adding full-featured browser-based terminal emulation software which provides fast, easy, and affordable thin-client access to host systems. In September, the product was renamed and launched as Jacada Terminal Emulator and is now available over the Web for evaluation and purchase. In October, the Company launched Jacada Studio for iSeries, a new application development tool designed specifically for RPG and COBOL programmers to build thin-client graphical applications for the IBM iSeries - without green screens and without the need to learn new programming skills.

         "During the third quarter, Jacada continued to experience weakness in its North American direct sales," said Mike Potts, president of Jacada Ltd. "However, we continue to be encouraged by the strength of our European business, as well as the strength of our partner and independent software vendor channels."

         Jacada continues to secure a significant number of new customers and add on business, even though the deal sizes are smaller. In the third quarter, Jacada closed new and follow-on business with customers such as AdminaStar Federal, Alliance Data Systems, City of Atlanta, City of Arlington, Banca Popolare di Milano, Barclay's Bank, DC City Government, Fleet Securities, Indiana Farm Bureau, and University of Georgia, among others.

         ABOUT JACADA - Jacada Ltd. is the leading provider of solutions for all things legacy. Jacada addresses the need for extending and integrating legacy applications into today's modern computing

                                                                     JACADA LTD.



environments through automated integration, web-to-host, modernization, extension and terminal emulation products. Jacada solutions are in use today at major corporations and government organizations such as AIG, Bank of America, Caterpillar, Citibank, Delta Air Lines, The Federal Reserve Bank, Porsche Cars North America, Prudential, and the US Department of Interior. Jacada operates globally with headquarters in Atlanta, Georgia; Herzliya, Israel; and London, England. Jacada can be reached at www.jacada.com or at 1-800-773-9574.

         This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, such as statements relating to future financial results and plans for future business development activities, and are prospective. These statements include all statements that are not statements of historical fact and consists of those regarding intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) the Company's financing plans; (ii) trends affecting the Company's financial condition or results of operations; and (iii) the Company's growth strategy and operating strategy (including the development of its products and services). The words "may," "could," "would," "will," "believe," "anticipate," "estimate," "expect," "intend," "plan," and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of the future performance and involve risks and uncertainties, many of which are beyond the Company's ability to control. Actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the performance and continued acceptance of our products, general economic conditions and other Risk Factors specifically identified in our reports filed with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statement for events or circumstances after the date on which such statement is made. The Company cannot assess the impact of or the extent to which any single factor or risk, or combination of them, may cause. For a more complete discussion of risk factors, please see the Company's Form 20-F and other Statements filed with the Securities and Exchange Commission.

Jacada is a trademark of Jacada Inc. All other brands or product names are trademarks of their respective owners.

Jacada Contacts:
Ann Conrad
770-352-1310 ext 382
aconrad@jacada.com
and
Phil Bourdillon
Silverman Heller Associates
310-208-2550
bourdillon@sha-ir.com


                                    -- END --

                                                                     JACADA LTD.



CONSOLIDATED BALANCE SHEETS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                                      SEPTEMBER 30,             DECEMBER 31,
                                                                                          2002                      2001
                                                                                     --------------             ------------
                                                                                        UNAUDITED
                                                                                     --------------

    ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                                                            $  10,803               $   5,982
  Marketable securities                                                                   26,910                  35,660
  Trade receivables (net of allowance for doubtful accounts of $429 and
    $1,022 at September 30, 2002 and December 31, 2001, respectively)                      2,500                   4,261
  Other current assets                                                                       511                     626
                                                                                       ---------               ---------

Total current assets                                                                      40,724                  46,529
                                                                                       ---------               ---------

LONG-TERM INVESTMENTS:
  Marketable securities                                                                    3,738                      --
  Severance pay fund                                                                         578                     567
  Long-term other assets                                                                      87                     203
                                                                                       ---------               ---------

Total long-term investments                                                                4,403                     770
                                                                                       ---------               ---------

PROPERTY AND EQUIPMENT, NET                                                                3,218                   3,632
                                                                                       ---------               ---------

OTHER ASSETS, NET:
  Technology (net of accumulated amortization of $304 and $95
    at September 30, 2002 and December 31, 2001, respectively)                             1,254                   1,245
  Other intangible, net (net of accumulated amortization of $9 and $0
    at September 30, 2002 and December 31, 2001, respectively)                               154                      --
  Goodwill                                                                                 4,554                   4,283
                                                                                       ---------               ---------

Total other assets                                                                         5,962                   5,528
                                                                                       ---------               ---------

                                                                                       $  54,307               $  56,459
                                                                                       =========               =========

                                                                     JACADA LTD.



CONSOLIDATED BALANCE SHEETS
------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA




                                                                                    SEPTEMBER 30,           DECEMBER 31,
                                                                                        2002                    2001
                                                                                    -------------           ------------
                                                                                      UNAUDITED
                                                                                    -------------
    LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Trade payables                                                                     $      687              $      750
  Deferred revenues                                                                       2,251                   2,065
  Accrued expenses and other liabilities                                                  4,262                   4,089
                                                                                     ----------              ----------

Total current liabilities                                                                 7,200                   6,904
                                                                                     ----------              ----------

LONG-TERM LIABILITIES:
  Accrued severance pay                                                                     950                     967
  Accrued expenses                                                                          141                      --
                                                                                     ----------              ----------

Total long-term liabilities                                                               1,091                     967
                                                                                     ----------              ----------

SHAREHOLDERS' EQUITY:
  Share capital:
  Ordinary shares of NIS 0.01 par value: Authorized: 30,000,000 shares as of September 30, 2002 and December 31, 2001; Issued and
    outstanding: 18,929,903 and 18,537,704 shares as of September 30,
    2002 and December 31, 2001, respectively                                                 55                      54
  Additional paid-in capital                                                             69,138                  68,486
  Deferred stock compensation                                                               (32)                    (71)
  Accumulated other comprehensive gain                                                       89                      --
  Accumulated deficit                                                                   (23,234)                (19,881)
                                                                                     ----------              ----------

Total shareholders' equity                                                               46,016                  48,588
                                                                                     ----------              ----------

                                                                                     $   54,307              $   56,459
                                                                                     ==========              ==========


                                                                     JACADA LTD.



CONSOLIDATED STATEMENTS OF OPERATIONS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA



                                              NINE MONTHS ENDED                    THREE MONTHS ENDED
                                                SEPTEMBER 30,                         SEPTEMBER 30,                   YEAR ENDED
                                    ----------------------------------      ----------------------------------        DECEMBER 31,
                                         2002                2001                2002                2001                2001
                                    --------------      --------------      --------------      --------------      --------------
                                                                 UNAUDITED
                                    --------------------------------------------------------------------------

Revenues:
   Software license                 $        6,999      $        8,711      $        1,834      $        1,674      $       10,930
   Service                                   3,661               7,013                 965               2,066               8,986
   Maintenance                               5,317               4,022               1,812               1,437               5,630
                                    --------------      --------------      --------------      --------------      --------------

Total revenues                              15,977              19,746               4,611               5,177              25,546
                                    --------------      --------------      --------------      --------------      --------------

Cost of revenues:
   Software license                            179                 386                  58                  61                 520
   Service                                   2,576               3,754                 671               1,336               4,859
   Maintenance                                 950               1,291                 287                 422               1,705
                                    --------------      --------------      --------------      --------------      --------------

Total cost of revenues                       3,705               5,431               1,016               1,819               7,084
                                    --------------      --------------      --------------      --------------      --------------

Gross profit                                12,272              14,315               3,595               3,358              18,462
                                    --------------      --------------      --------------      --------------      --------------

Operating expenses:
   Research and development                  4,406               5,977               1,353               2,933               6,446
   Sales and marketing                       7,665              11,933               2,211               3,752              14,619
   General and administrative                3,451               4,166                 863               1,414               5,679
   Non-recurring charges                       701                 417                 701                  --               2,846
                                    --------------      --------------      --------------      --------------      --------------

Total operating expenses                    16,223              22,493               5,128               8,099              29,590
                                    --------------      --------------      --------------      --------------      --------------

Operating loss                              (3,951)             (8,178)             (1,533)             (4,741)            (11,128)
Financial income, net                          598               2,004                 209                 648               2,330
                                    --------------      --------------      --------------      --------------      --------------

Loss before taxes on income                 (3,353)             (6,174)             (1,324)             (4,093)             (8,798)
Taxes on income                                 --                  --                  --                  --                  (7)
                                    --------------      --------------      --------------      --------------      --------------

Net loss                            $       (3,353)     $       (6,174)     $       (1,324)     $       (4,093)     $       (8,791)
                                    ==============      ==============      ==============      ==============      ==============

Basic net loss per share                 $ ( 0.18)      $        (0.33)     $        (0.07)     $        (0.22)     $        (0.48)
                                    ==============      ==============      ==============      ==============      ==============

Weighted average number of
   shares used in computing
   basic net loss per share             18,638,041          18,457,273          18,806,114          18,472,056          18,465,127
                                    ==============      ==============      ==============      ==============      ==============

Diluted net loss per share          $        (0.18)     $        (0.33)     $        (0.07)     $        (0.22)     $        (0.48)
                                    ==============      ==============      ==============      ==============      ==============

Weighted average number of
   shares used in computing
   diluted net loss per share           18,638,041          18,457,273          18,806,114          18,472,056          18,465,127
                                    ==============      ==============      ==============      ==============      ==============